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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-45150

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 07/01/14 and ending 12/31/15

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Mariana Capital USA, LLC

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
188 King Street #304
(No. and Street)

San Francisco CA 94107
(City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 29 2016 DIVISION OF TRADING & MARKETS

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: James Olsson (415) 230-5502
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

6601 N. Avondale Avenue, Suite 200
(No. and Street)

Chicago Illinois 60631
(City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Andrew Caplan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mariana Capital USA, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CEO
Title

See attached California Acknowledgment
Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- X (m) A copy of the SIPC Supplemental Report.
- X (n) Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


WELLS
FARGO

All-purpose Acknowledgment California only

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of San Francisco

On Feb. 24th, 2016 before me, Michael Duffy Notary Public (here insert name and title of the officer),

personally appeared Andrew Bogen Caplan

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.


MICHAEL DUFFY
COMM. #2140613
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
My Commission Expires 01/22/2020

Notary Seal

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand
and official seal.

Signature [signature]

Description of Attached Document

Type or Title of Document Oath or Affirmation

Document Date December 31st, 2015 Number of Pages One

Signer(s) Other Than Named Above None

Scanner Enabled Stores should scan this form
Manual Submission Route to Deposit Operations

DSG5350CA (Rev01-01/15)



FO01-000DSG5350CA-01

Contents
As of and for the Period July 1, 2014 through December 31, 2015


DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Mariana Capital USA, LLC

We have audited the accompanying financial statements of Mariana Capital USA, LLC (the Company), which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in member's equity and cash flows for the period from July 1, 2014 through December 31, 2015 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplementary information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mariana Capital USA, LLC as of December 31, 2015, and the results of its operations and its cash flows for the period from July 1, 2014 through December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Phone: 708.489.1680 Fax: 847.750.0490 I dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
6601 N. Avondale Avenue, Suite 200 I Chicago, IL 60631

The Supplementary Information has been subjected to audit procedures performed in conjunction with the audit of Mariana Capital USA, LLC's financial statements. The Supplementary Information is the responsibility of Mariana Capital USA, LLC's management. Our audit procedures included determining whether the Supplementary Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information. In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the Supplementary Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Chicago, Illinois
February 22, 2016

Mariana Capital USA, LLC

(A LIMITED LIABILITY COMPANY)
Statement of Financial Condition
December 31, 2015

ASSETS

Cash	$	149,875
Due from clearing firm		123,421
Clearing deposit		189,982
Accounts receivable		165,931
Prepaid expenses		12,351
Security deposits		17,500
Due from affiliate		102,544
Furniture and equipment		2,900
Other assets		9,117
TOTAL ASSETS	$	773,621

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	133,008
Commissions payable		227,256
TOTAL LIABILITIES		360,264
MEMBER'S EQUITY		413,357
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	773,621

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

Mariana Capital USA, LLC

(A LIMITED LIABILITY COMPANY)
Statement of Operations
Period From July 1, 2014 through December 31, 2015

REVENUE:	
Commission income	$ 3,495,129
OPERATING EXPENSES:	
Salaries, commissions and related costs	2,155,409
Rent	56,557
Travel and entertainment	152,720
Insurance	35,710
Office and other	185,184
Professional fees	133,525
Regulatory fees	14,287
Communications	9,499
Dues and subscriptions	1,778
Commission and clearance expense	486,979
Total expenses	3,231,648
NET INCOME	$ 263,481

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements.

Mariana Capital USA, LLC

(A LIMITED LIABILITY COMPANY)
Statement of Changes in Member's Equity
Period From July 1, 2014 through December 31, 2015

MEMBER'S EQUITY, July 1, 2014	$	25,997
Capital contributions		148,879
Capital distributions		(25,000)
Net income		263,481
MEMBER'S EQUITY, December 31, 2015	$	413,357

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements.

Mariana Capital USA, LLC

(A LIMITED LIABILITY COMPANY)
Statement of Cash Flows
Period From July 1, 2014 through December 31, 2015

OPERATING ACTIVITIES:	
Net income	$ 263,481
Adjustments to reconcile net income to net cash provided by operating activities	
Non-cash operating expenses	123,879
Changes in operating asssets and liabilities	
Increase in due from clearing firm	(122,110)
Increase in clearing deposit	(189,982)
Increase in accounts receivable	(165,931)
Increase in prepaid expenses	(12,351)
Increase in security deposits	(17,500)
Increase in due from affiliate	(102,544)
Increase in other assets	(9,117)
Increase in accounts payable and accrued expenses	133,008
Increase in commissions payable	227,256
Net cash provided by operating activities	128,089
Adjustments to reconcile net income to net cash used in investing activities	
Fixed asset purchases	(2,900)
Net cash used in investing activities	(2,900)
Adjustments to reconcile net income to net cash provided by financing activities	
Member contributions	25,000
Member distributions	(25,000)
Net cash provided by financing activities	-
NET INCREASE IN CASH	125,189
CASH AT BEGINNING OF PERIOD	24,686
CASH AT END OF PERIOD	$ 149,875

Non-cash operating and financing activities:
Member contributions applied to operating expenses: $123,879

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements.

1. Organization and Nature of Business

Mariana Capital USA, LLC (The "Company") was formed as a Delaware limited liability company and is solely owned by Mariana USA Holdings, LLC, the "Parent". The broker dealer was previously recognized by FINRA and the Securities and Exchange Commisisons as Cressman Esser Securities, Inc. On April 2, 2015 the broker dealer was purchased and the business purpose of the entity was changed. The Company currently operates as a fully disclosed introducing broker-dealer with the ability to trade domestic and foreign equities and options for institutional customers. It remains a member of the Financial Industry Regulatory Authority, and is exempt from the requirements of rule 15c3-3 of the Securities and Exchange Commission (the "SEC") since the LLC does not take custody of any customer funds or securities.

2. Summary of Significant Accounting Policies

a) Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

b) Cash and Cash Equivalents
The Company's cash is held at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

c) Revenue Recognition
Commission income and related income and expense are recorded on a trade date basis.

d) Income Taxes
The LLC is treated as a disregarded entity and has no federal and state tax liabilities. Any liability on profits is reported on the tax return of the Parent entity and passed along to the individual members. Accordingly, no provision for income taxes is provided in the financial statements. The tax years since inception remain open to examination by the major taxing jurisdictions to which the LLC is subject.

e) Furniture and Equipment
Equipment is carried at cost and is depreciated over a useful life of 5-7 years using the straight-line method.

f) Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

g) Allowance for Doubtful Accounts
The Company believes that amounts due from its clearing firm and accounts receivable are fully collectible; thus an allowance for doubtful accounts was not considered necessary at December 31, 2015.

3. Clearing Deposit and Due From Clearing Firm
The Company, per the terms of its clearing agreement, is required to maintain a restricted security deposit with its clearing broker. Such deposit amounts are refundable to the Company upon termination of the agreement. The Company clears securities transactions through its clearing broker. Receivables due to or from its clearing brokers are reconciled monthly and paid in the subsequent month.

4. Commitments

Office Leases

The Company is currently leasing office space at 188 King Street in San Francisco, California. The minimum rental commitment under this lease, at December 31, 2015, is as follows:

2016	$66,000
2017	$69,300
Total	$135,300

5. Off Balance Sheet Credit Risk

All transactions for the Company's customers are cleared through a carrying broker-dealer on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statements. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2015, all unsettled securities transactions were settled with no resulting liability to the Company. The Company seeks to limit risk associated with nonperformance by customers by monitoring all customer activity and reviewing information it receives from its clearing organization on a daily basis.

6. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

7. Related Party Transactions

As previously mentioned, the Company is a wholly-owned subsidiary of Mariana USA Holdings, LLC. The Company has entered into an agreement with its Parent whereby the Parent will incur certain monthly costs and will be reimbursed for these costs on a regular basis. The main expense incurred at the Parent level is the processing of employee compensation for the Company via a third party payroll provider. All payroll costs incurred by the Parent are passed down to the broker dealer monthly at 100%. As of December 31, 2015, the receivable balance owed from the Parent was $102,544, as disclosed on the Statement of Financial Condition.

For the year ended December 31, 2015, the Company had a $13,509 payable to Mariana Capital Markets, LLP (MCM), a customer and indirect owner of the Company. The Company provided execution services to MCM in the amount of $40,527. These revenues were offset by various reimbursable expenses, primarily consisting of data service fees, totaling $54,036 that were utilized by the Company in the normal course of business. Both the execution revenues and reimbursable expenses are included in the Statement of Operations.

8. Customer Concentration

The Company had one customer that represented 87% of total revenues for the period from July 1, 2014 through December 31, 2015 and 62% of receivables at December 31, 2015.

9. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of $234,551 which was $210,533 in excess of its required net capital of $24,018. The Company's percentage of aggregate indebtedness to net capital was approximately 154%.

SUPPLEMENTARY INFORMATION

NOTE: The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to subparagraph k(2)(ii) of that rule. Therefore the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 have not been provided.

Mariana Capital USA, LLC

(A LIMITED LIABILITY COMPANY)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2015

SCHEDULE 1

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$	413,357
ADDITIONS OR ALLOWABLE CREDITS		
Commission payable on non-allowable receivables		80,252
DEDUCTIONS AND/OR CHARGES:		
Aged receivables		(114,646)
Fixed assets		(2,900)
Due from affiliate		(102,544)
Security deposits		(17,500)
Other non-allowable assets		(21,468)
NET CAPITAL	$	234,551
AGGREGATE INDEBTEDNESS:		
Account Payable and Accrued Expenses	$	360,264
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -		
Minimum net capital required	$	24,018
Excess net capital	$	210,533
Excess Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$	198,524
Percentage of aggregate indebtedness to net capital		154%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2015.

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.


DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Mariana Capital USA, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Mariana Capital USA, LLC identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Mariana Capital USA, LLC claimed an exemption from 17 C.F.R. section 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Mariana Capital USA, LLC stated that Mariana Capital USA, LLC met the identified exemption provisions for the period from July 1, 2014 through December 31, 2015 without exception. Mariana Capital USA, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mariana Capital USA, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Chicago, Illinois
February 22, 2016

Phone: 708.489.1680 Fax: 847.750.0490 | dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
6601 N. Avondale Avenue, Suite 200 | Chicago, IL 60631


MARIANA CAPITAL

Mariana Capital USA, LLC | 188 King Street, #304, San Francisco CA 94107 | +1-415-230-5501

EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

February 22, 2016

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Mariana Capital USA, LLC is a broker/dealer registered with the SEC and FINRA.

- Mariana Capital USA, LLC claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the period from July 1, 2014 through December 31, 2015.

- Mariana Capital USA, LLC is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

  - The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

- Mariana Capital USA, LLC has met the identified exemption provisions in paragraph (k)(2)(ii) of Rule 15c3-3 for the period from July 1, 2014 through December 31, 2015 without exception.

- Mariana Capital USA, LLC has not recorded any exceptions to the exemption provision in paragraph (k)(2)(ii) of Rule 15c3-3 for the period from July 1, 2014 through December 31, 2015.

The above statements are true and correct to the best of my and the Firm's knowledge.



Signature: ______________________

Name and Title: _Andrew Caplan, CEO___________

Mariana Capital USA, LLC

Report on Audit of Financial Statements
and Supplementary Information

31-Dec-15

Mariana Capital USA, LLC

Report on Audit of Financial Statements
and Supplementary Information

31-Dec-15

Mariana Capital USA, LLC

Contents
As of and for the Period July 1, 2014 through December 31, 2015


DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Mariana Capital USA, LLC

We have audited the accompanying statement of financial condition of Mariana Capital USA, LLC (the Company) as of December 31, 2015 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Mariana Capital USA, LLC as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Chicago, Illinois
February 22, 2016

Phone: 708.489.1680 Fax: 847.750.0490 | **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
6601 N. Avondale Avenue, Suite 200 | Chicago, IL 60631

Mariana Capital USA, LLC

(A LIMITED LIABILITY COMPANY)
Statement of Financial Condition
December 31, 2015

ASSETS

Cash	$ 149,875
Due from clearing firm	123,421
Clearing deposit	189,982
Accounts receivable	165,931
Prepaid expenses	12,351
Security deposits	17,500
Due from affiliate	102,544
Furniture and equipment	2,900
Other assets	9,117
TOTAL ASSETS	$ 773,621

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 133,008
Commissions payable	227,256
TOTAL LIABILITIES	360,264
MEMBER'S EQUITY	413,357
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 773,621

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements.

1. Organization and Nature of Business

Mariana Capital USA, LLC (The "Company") was formed as a Delaware limited liability company and is solely owned by Mariana USA Holdings, LLC, the "Parent". The broker dealer was previously recognized by FINRA and the Securities and Exchange Commisisons as Cressman Esser Securities, Inc. On April 2, 2015 the broker dealer was purchased and the business purpose of the entity was changed. The Company currently operates as a fully disclosed introducing broker-dealer with the ability to trade domestic and foreign equities and options for institutional customers. It remains a member of the Financial Industry Regulatory Authority, and is exempt from the requirements of rule 15c3-3 of the Securities and Exchange Commission (the "SEC") since the LLC does not take custody of any customer funds or securities.

2. Summary of Significant Accounting Policies

a) Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when eamed, while expenses and losses are recognized when incurred.

b) Cash and Cash Equivalents
The Company's cash is held at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

c) Revenue Recognition
Commission income and related income and expense are recorded on a trade date basis.

d) Income Taxes
The LLC is treated as a disregarded entity and has no federal and state tax liabilities. Any liability on profits is reported on the tax return of the Parent entity and passed along to the individual members. Accordingly, no provision for income taxes is provided in the financial statements. The tax years since inception remain open to examination by the major taxing jurisdictions to which the LLC is subject.

e) Furniture and Equipment
Equipment is carried at cost and is depreciated over a useful life of 5-7 years using the straight-line method.

f) Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

g) Allowance for Doubtful Accounts
The Company believes that amounts due from its clearing firm and accounts receivable are fully collectible; thus an allowance for doubtful accounts was not considered necessary at December 31, 2015.

3. Clearing Deposit and Due From Clearing Firm
The Company, per the terms of its clearing agreement, is required to maintain a restricted security deposit with its clearing broker. Such deposit amounts are refundable to the Company upon termination of the agreement. The Company clears securities transactions through its clearing broker. Receivables due to or from its clearing brokers are reconciled monthly and paid in the subsequent month.

4. Commitments

Office Leases
The Company is currently leasing office space at 188 King Street in San Francisco, California. The minimum rental commitment under this lease, at December 31, 2015, is as follows:

2016	$66,000
2017	$69,300
Total	$135,300

5. Off Balance Sheet Credit Risk

All transactions for the Company's customers are cleared through a carrying broker-dealer on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statements. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2015, all unsettled securities transactions were settled with no resulting liability to the Company. The Company seeks to limit risk associated with nonperformance by customers by monitoring all customer activity and reviewing information it receives from its clearing organization on a daily basis.

6. Indemnifications
In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

7. Related Party Transactions
As previously mentioned, the Company is a wholly-owned subsidiary of Mariana USA Holdings, LLC. The Company has entered into an agreement with its Parent whereby the Parent will incur certain monthly costs and will be reimbursed for these costs on a regular basis. The main expense incurred at the Parent level is the processing of employee compensation for the Company via a third party payroll provider. All payroll costs incurred by the Parent are passed down to the broker dealer monthly at 100%. As of December 31, 2015, the receivable balance owed from the Parent was $102,544, as disclosed on the Statement of Financial Condition.

For the year ended December 31, 2015, the Company had a $13,509 payable to Mariana Capital Markets, LLP (MCM), a customer and indirect owner of the Company. The Company provided execution services to MCM in the amount of $40,527. These revenues were offset by various reimbursable expenses, primarily consisting of data service fees, totaling $54,036 that were utilized by the Company in the normal course of business. Both the execution revenues and reimbursable expenses are included in the Statement of Operations.

8. Customer Concentration
The Company had one customer that represented 87% of total revenues for the period from July 1, 2014 through December 31, 2015 and 62% of receivables at December 31, 2015.

9. Net Capital Requirement
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of $234,551 which was $210,533 in excess of its required net capital of $24,018. The Company's percentage of aggregate indebtedness to net capital was approximately 154%.

MARIANA CAPITAL USA, LLC

SUPPLEMENTAL SIPC REPORT

DECEMBER 31, 2015


DeMarco
Sciaccotta
Wilkens &
Dunleavy

Member of
Mariana Capital USA, LLC

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from July 1, 2014 through December 31, 2015, which were agreed to by Mariana Capital USA, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 solely to assist you and the other specified parties in evaluating Mariana Capital USA, LLC's compliance with applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Mariana Capital USA, LLC's management is responsible for Mariana Capital USA, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in form SIPC-7 with respective cash disbursement records entries and copies of the checks noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the period from July 1, 2014 through December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the period from July 1, 2014 through December 31, 2015, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including the trial balance and the general ledger detail, noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including the trial balance and general ledger detail, supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and the use of the specified parties listed above and is not intended to be and should not be used by anyone other than the specified parties.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Chicago, Illinois
February 22, 2016

Phone: 708.489.1680 Fax: 847.750.0490 | dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
6601 N. Avondale Avenue, Suite 200 | Chicago, IL 60631

MARIANA CAPITAL USA, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD FROM JULY 1, 2014 THROUGH DECEMBER 31, 2015

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment		$ 7,520
Less Payments Made:		
Date Paid	Amount	
7-28-2015	$ 60	
		60
Interest on late payment(s)		
Total Assessment Balance and Interest Due		$ 7,460
Payment made with Form SIPC 7		$ 7,460

See Accountant's Report

MARIANA CAPITAL USA, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD FROM JULY 1, 2014 THROUGH DECEMBER 31, 2015

Total revenue	$ 3,495,129
Additions:	
None	
Total additions	$ 0
Deductions:	
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	486,979
Total deductions	$ 486,979
SIPC NET OPERATING REVENUES	$ 3,008,150
GENERAL ASSESSMENT @ .0025	$ 7,520

See Accountant's Report

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 20 15
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

MARIANA CAPITAL USA, LLC
101 CALIFORNIA STREET, SUITE 4100
SAN FRANCISCO, CA 94111

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jay Gettenberg 212-668-8700

2. A. General Assessment (item 2e from page 2) $7,520

B. Less payment made with SIPC-6 filed (exclude interest) (60)
7/28/2015
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 7,460

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $7,460

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $7,460

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MARIANA CAPITAL USA, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 15 day of January, 20 16.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2015 and ending December 31, 2015
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$3,495,129
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	486,979
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	486,979
2d. SIPC Net Operating Revenues	$3,008,150
2e. General Assessment @ .0025	$7,520

(to page 1, line 2.A.)